

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

Via E-mail
Liz Lewzey
Vice President, Planning and Reporting
Pinafore Holdings B.V.
Fred. Roeskestraat 123
Amsterdam
The Netherlands

> **Re:    Pinafore Holdings B.V.**
> **Registration Statement on Form F-4**
> **Filed June 24, 2011**
> **File No. 333-175137**

Dear Ms. Lewzey:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. Please revise throughout the prospectus to states as a belief, substantiate or delete the claims you make relating to your leadership position and high quality of your products. For example, please refer you to your disclosure that you "hold the number one position in the markets in which you operate," you are "the world's largest manufacturer of power transmission belts," you are "the leading North American manufacturer of products that are used to distribute, recycle and vent air," your "portfolio is recognized as representing

the highest quality products," you "have achieved this leadership position by offering high quality products," you are "globally recognized by your customers as the highest quality power transmission belt brand," and you are lead "by an experienced management team that implemented a successful and significant restricting program."

Prospectus

Disclosure Regarding Forward-Looking Statements, page i

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary, page 1

Our Company, page 2

4. We note that you disclose pro forma adjusted EBITDA. For purposes of prominently presenting GAAP measures, please revise to disclose your (loss)/profit.

Our Segments, page 2

5. It appears your table of business groups' fiscal 2010 adjusted EBITDA should be labeled as pro forma adjusted EBITDA for fiscal 2010. Please revise or advise, as appropriate.

The Exchange Offer, page 13

6. Please revise to remove references to interpretations of the staff of the Commission. Also revise throughout the prospectus accordingly.

Risk Factors, page 23

7. We note your disclosure relating to "additional risk and uncertainties not presently known" to you and their potential impact on your business, financial condition, and results of operations. Please revise to clarify that you have discussed all known material risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 62

8.  When two or more factors are cited to which changes are attributable, please revise to quantify each factor so that readers may understand the magnitude of each.  For example, in the discussion of Costs of Sales for 2010 and 2009 you attribute the increase to higher production volumes and accounting for the acquisition, without quantification of any of the factors.  Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Analysis by Ongoing Business Segment, page 67

9.  Please revise to discuss actual sales and changes in actual sales during the period in addition to your current discussion of pro forma sales.

10. Please revise to quantify and discuss the impact of changes in volume and pricing on sales.

11. Please consider revising to quantify, discuss, and analyze the changes in costs of sales and other operating expenses for each business segment in addition to your current disclosure, which is made in the context of operating profit/(loss).  Please also consider revising to quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent changes in these components had a material impact on reported results.

The Exchange Offer, page 138

Conditions of the Exchange Offer, page 141

12. Please revise to state, if true, that your press release will disclose the number of securities tendered as of the date of the press release.

Other, page 147

13. Please revise to state that note holders are encouraged to consult their own tax advisors, rather than stating that they "urged" to consult their financial and tax advisors. In addition, please make a similar revision to the Material U.S. Federal Income Tax Consideration section starting on page 200, where you state that "holders of notes should consult their own tax advisors."

Description of Senior Secured Second Lien Notes, page 148

General, page 148

14. We note your disclosure that you have included a "summary of certain provision of the Indenture, the notes, the Security Documents, the Intercreditor Agreement and the Registration Agreement." However, the description of the Second Lien Intercreditor Agreement starting on page 151 appears to contain some complete or partial sections of the agreement instead of the summary of these sections. To enhance investors' understanding of your prospectus, please revise this section to summarize the terms of the applicable agreement instead of citing the agreement's language.

Part II

Indemnification of Directors and Officers, page II-1

15. We note that in several parts of this section you have copied recited state statutes addressing indemnification of directors and officers. To enhance investors' understanding of your disclosure, please revise to summarize these statutes instead of citing them. Refer to Item 702 of Regulation S-K.

Supplemental Letter Dated June 24, 2011

16. Please revise your supplemental letter to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters and to conform the language of your current representations to the representations in these no-action letters.

Exhibit 5.1

17. Please have counsel confirm that it will refile the opinion dated as of the date of effectiveness. In addition, confirm that Exhibits 5.4, 5.6, 5.8, 5.9, 5.10, 5.12, 5.13, 5.15, 5.16, 5.17, 5.18, 5.20, 5.21, and 5.23 will also be refiled as of the date of effectiveness.

18. Please revise to delete assumption (iv), which begins in the last paragraph on page two of the opinion and carries on to page three of the opinion. Additionally, please delete the assumptions in the first full paragraph on page three of the opinion or advise.

Exhibit 5.6

19. Please have counsel revise to delete Section (e) on page three of the opinion or advise.

Exhibit 5.9

20. Please have counsel revise to delete assumptions 2(viii) and 2(ix) or advise.

Exhibit 5.10

21. Please have counsel revise to delete the second sentence in Section 11 of the opinion.

Exhibit 5.12

22. Please have counsel revise to delete Section (c) on the second page of the opinion or advise.

Exhibit 5.13

23. Counsel may limit reliance on its opinion with respect to purpose, but not person. Please have counsel revise Section 4 of its opinion accordingly. Please also revise Exhibits 5.2, 5.3, 5.5, 5.6, 5.7, 5.8, 5.10, 5.11, 5.12, 5.14, 5.15, 5.16, 5.17, 5.19, 5.20, and 5.21 to remove all language that limits reliance on the legal opinions by all persons.

24. Please have counsel revise to delete assumption in Section 1(d) on page six of the opinion.

Exhibit 5.14

25. Please have counsel revise to delete assumption in Section 4.6 of the opinion or advise.

Exhibit 5.15

26. Please have counsel revise to delete Sections 4(i), 5(e) and 5(i) of the legal opinion or advise.

Exhibit 5.19

27. Please have counsel revise to delete Sections 1F and 2(iv) of the legal opinion or advise.

Exhibit 5.20

28. Please have counsel revise to delete reference to "legal matters" in the last sentence of the third full paragraph in Section 1 of the opinion or advise. Additionally, please have counsel delete assumptions in Sections 2(j), 2(k), 2(m), and 2(o) of the opinion.

29. Please have counsel revise the opinion to delete qualifications 4(a) and 4(b) of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or John Stickel at (202) 551-3324 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief

cc (via E-mail):      Rachel Sheridan, Esq.
                  Latham & Watkins LLP